

April 10, 2012

Via E-Mail
Robert L. Trinka
Chairman, President and Chief Executive Officer
Physicians Healthcare Management Group, Incorporated
700 South Poinciana Boulevard, Suite 506
Miami, Florida 33166

> **Re: Physicians Healthcare Management Group, Incorporated**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed March 28, 2012**
> **File No. 000-54481**

Dear Mr. Trinka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 1

1. We note your response to our prior comment 2. However, it does not appear that you have made any revisions or additions to your disclosure in response to that comment. Therefore, we hereby reissue our prior comment and ask that you please describe the process by which management will solicit offers for the company and describe any previous experience held by management in making such solicitations.

Risk Factors, page 3

2. We note your response to comment 3 and reissue our comment. Please further expand each risk factor caption to disclose a specific risk and the specific adverse consequences of that risk to investors and/or the company. Using full sentences and an "if…then" approach to your risk factor captions where "if" denotes the risk and "then" describes the affect on investors may be helpful in this regard. In addition, as specifically highlighted

in our prior comment 3, your risk factor caption entitled "Illiquidity" should be revised to cite a specific risk to the company or its investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at (202) 551-3674, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director